BlackRock Liquidity Funds: TempCash
For the Period Ended: 10/31/2007


Pursuant to Exemptive Order ICA Release No. 15520 dated January 5, 1987, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Incorporated , for the period May 1, 2007 through October 31, 2007.

PURCHASES (IN THOUSANDS)

TRANSACTION   FACE AMOUNT  SECURITY DESCRIPTION    RATE   DUE DATE
  DATE
06/27/07     $172,000     CHARTA CORP             5.32    07/03/07
07/12/07     $78,696      NORTH SEA FUNDING LLC    5.26    10/15/07
09/21/07     $100,000     BEETHOVEN FUNDING CORP  5.20    09/24/07
10/02/07     $180,326     BARTON CAPITAL LLC      5.15    11/07/07

SALES (IN THOUSANDS)
TRANSACTION   FACE AMOUNT    SECURITY DESCRIPTION    RATE   DUE DATE
    DATE
05/25/07     $40,545     GREYHAWK FUNDING LLC      5.29    06/19/07
06/07/07     $68,000     AMSTERDAM FUNDING CORP    5.28    06/26/07
06/07/07     $60,000     ZELA FINANCE INC         5.29    06/25/07